Credit Suisse Institutional Fund Inc. - Harbinger Portfolio

Ceasing control of Credit Suisse Institutional Fund Inc. -
Harbinger Portfolio:

As of October 31, 2004, Elizabeth B Dater/Credit Suisse Asset Management ("Shareholderer") owned 100,000 shares of the Fund, which represented 44.63% of the outstanding shares of the Fund. As of April 30, 2005, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 70,700.507 shares on February 28, 2005 (the "Transaction") It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction.